UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR SECTION 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 10)

GATEWAY, INC.
(Name of Subject Company (Issuer))

ACER INC. (Parent of Offeror)
GALAXY ACQUISITION CORP. (Offeror)
(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Including the associated preferred share purchase rights)
(Title of Class of Securities)

367626108
(CUSIP Number of Class of Securities)

B.J. Lin
Assistant General Counsel
Acer Inc.
8F, 88, Sec.1, Hsin Tai Wu Rd., Hsichih,
Taipei, Hsien 221, Taiwan, R.O.C.
Telephone: +886-2-2696-1234
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing persons)

Copy to:

Richard V. Smith, Esq.
Barbara Murphy Lange, Esq.
Lawrence B. Low, Esq.
Orrick, Herrington & Sutcliffe LLP
The Orrick Building
405 Howard Street
San Francisco, California 94105
(415) 773-5700

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$709,918,814	$21,795

* Estimated solely for purposes of calculating amount of the filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended. The transaction value is based upon the offer to purchase all of the outstanding shares of common stock, par value $0.01 per share, of Gateway, Inc. for the expected consideration in the tender offer of $1.90 per share and 373,641,481 shares of outstanding common stock (including restricted shares) as of August 23, 2007.

** The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by 0.0000307.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:            $21,795

Form or Registration No.:      Schedule TO-T

Filing Party:     Acer Inc. and Galaxy Acquisition Corp.

Date Filed:      September 4, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☑

     This Amendment No. 10 (this “Amendment No. 10”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on September 4, 2007 by Galaxy Acquisition Corp., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Acer Inc., a company organized under the laws of the Republic of China (the “Parent”), as previously amended (the “Schedule TO”). The Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share, including the associated preferred share purchase rights, issued pursuant to the Rights Agreement, dated as of January 19, 2000, as amended, between Gateway, Inc., a Delaware corporation (the “Company”) and UMB Bank, N.A. (collectively the “Shares” and each share thereof a “Share”), of the Company, at a purchase price of $1.90 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase for cash dated September 4, 2007 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitute the “Offer”). All capitalized terms used in the Amendment No. 10 without definition have the meanings ascribed to them in the Schedule TO. Except as specifically provided herein, this Amendment No. 10 does not modify any of the information previously reported to the Schedule TO.
     The items of the Schedule TO set forth below are hereby amended and supplemented as follows:
ITEM 11. ADDITIONAL INFORMATION
     Item 11(a)(2) of the Schedule TO is hereby amended and supplemented as follows:
     “CFIUS. CFIUS has concluded its review relating to Parent’s proposed acquisition of the Company without need for further investigation under Exon-Florio Amendment to the Defense Production Act of 1950. Accordingly, on October 9, 2007, all regulatory approvals on which Purchaser’s acquisition of Shares pursuant to the Offer was conditioned have been satisfied.”
     Item 11 of the Schedule TO is hereby amended and supplemented by adding the following to the end thereof:
     “On October 11, 2007, Parent issued a press release announcing that the Offer expired at 5:00 p.m., New York City time, on Wednesday, October 10, 2007. The Depositary has advised Parent and the Purchaser that, as of the expiration of the Offer, approximately 322,931,202 Shares (including 13,370,772 Shares that were tendered pursuant to guaranteed delivery procedures) were validly tendered and not properly withdrawn in the Offer, representing 86.49% of the Company’s outstanding Shares and 86.09% on a fully diluted basis. All Shares validly tendered and not properly withdrawn have been accepted for payment in accordance with the terms of the Offer.
     Parent further announced Purchaser’s intention to exercise its option, under the terms of the Merger Agreement, to purchase directly from the Company a number of additional shares sufficient to give Purchaser ownership of more than 90% of the Company Shares, when combined with the shares purchased by Purchaser in the Offer.
     Following the exercise of the option, it is expected that Galaxy Acquisition Corp. will merge with and into Gateway, with Gateway continuing as the surviving corporation and as an indirect wholly owned subsidiary of Acer. As a result of the Merger, each outstanding Share not purchased in the Offer (other than Shares held by stockholders who properly demand and perfect appraisal rights under Delaware law) will, without action by the holder thereof, be converted into the right to receive $1.90 per Share, net to the holder in cash, without interest.
     Before the effectiveness of the Merger, Parent anticipates transferring its ownership in the Purchaser to an indirect wholly owned subsidiary so that upon the effectiveness of the Merger, the Company will become an indirect wholly owned subsidiary of Parent.”
     The full text of the press release issued by Parent is attached hereto as Exhibit (a)(5)(I).

ITEM 12. EXHIBITS
     Item 12 of the Schedule TO is hereby amended and supplemented as set forth below:

Exhibit
Number	Description
(a)(1)(A)	Offer to Purchase dated September 4, 2007.*
(a)(1)(B)	Form of Letter of Transmittal.*
(a)(1)(C)	Form of Notice of Guaranteed Delivery.*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.*
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and other Nominees.*
(a)(1)(F)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(A)	Press Release dated August 27, 2007 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C, dated August 27, 2007, filed by Acer Inc. and Galaxy Acquisition Corp.).*
(a)(5)(B)	Employee Letter (incorporated by reference to Exhibit 99.2 to the Schedule TO-C, dated August 27, 2007, filed by Acer Inc. and Galaxy Acquisition Corp.).*
(a)(5)(C)	Investor Update: Strategic Transactions August 27, 2007 (Slide Presentation) (incorporated by reference to Exhibit 99.3 to the Schedule TO-C, dated August 27, 2007, filed by Acer Inc. and Galaxy Acquisition Corp.).*
(a)(5)(D)	Investor Update: Strategic Transactions August 27, 2007 (Script) (incorporated by reference to Exhibit 99.4 to the Schedule TO-C, dated August 27, 2007, filed by Acer Inc. and Galaxy Acquisition Corp.).*
(a)(5)(E)	Summary Advertisement published in the Wall Street Journal on September 4, 2007.*
(a)(5)(F)	Press release of Parent dated September 5, 2007 — Acer Commences Cash Tender Offer for Gateway, Gateway Announces Sales of Professional Business.*
(a)(5)(G)	Press release of Parent dated October 2, 2007 — Acer announces extension of Tender Offer for Gateway allowing the Committee on Foreign Investment in the U.S. to complete its review process.*
(a)(5)(H)	Letter dated October 2, 2007, from Parent to the Company stockholders.*
(a)(5)(I)	Press release of Parent dated October 11, 2007 — Acer successfully completes Tender Offer for Gateway.
(b)(1)	Commitment Letter for up to NTD 19.8 billion (USD 600 Million equivalent) loan facility, dated September 20, 2007, between Parent and Citibank, N.A., Tapei Branch.*
(d)(1)	Agreement and Plan of Merger, dated August 27, 2007, among Acer Inc., Galaxy Acquisition Corp. and Gateway, Inc.*
(d)(2)	Non-Disclosure Agreement, dated August 3, 2007, between Gateway, Inc. and Acer Inc.*
(d)(3)	Exclusivity Agreement, dated as of August 17, 2007, between Gateway, Inc. and Acer Inc.*
(d)(4)	Form of Tender and Support Agreement (attached as Exhibit B to Exhibit (d)(1) hereto).*
(d)(5)	Tender and Support Agreement, dated August 27, 2007, among Acer Inc., Galaxy Acquisition Corp. and Avalon Capital Group, LLC.*
(g)	None.
(h)	None.

*	Previously filed

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ACER INC.
Dated: October 11, 2007	By:	/s/ J.T. Wang
		Name:	J.T. Wang
		Title:	Chairman and Chief Executive Officer

GALAXY ACQUISITION CORP.
Dated: October 11, 2007	By:	/s/ J.T. Wang
		Name:	J.T. Wang
		Title:	President

EXHIBIT INDEX

EXHIBIT
NUMBER	DOCUMENT
(a)(1)(A)	Offer to Purchase dated September 4, 2007.*
(a)(1)(B)	Form of Letter of Transmittal.*
(a)(1)(C)	Form of Notice of Guaranteed Delivery.*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.*
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and other Nominees.*
(a)(1)(F)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(A)	Press Release dated August 27, 2007 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C, dated August 27, 2007, filed by Acer Inc. and Galaxy Acquisition Corp.).*
(a)(5)(B)	Employee Letter (incorporated by reference to Exhibit 99.2 to the Schedule TO-C, dated August 27, 2007, filed by Acer Inc. and Galaxy Acquisition Corp.).*
(a)(5)(C)	Investor Update: Strategic Transactions August 27, 2007 (Slide Presentation) (incorporated by reference to Exhibit 99.3 to the Schedule TO-C, dated August 27, 2007, filed by Acer Inc. and Galaxy Acquisition Corp.).*
(a)(5)(D)	Investor Update: Strategic Transactions August 27, 2007 (Script) (incorporated by reference to Exhibit 99.4 to the Schedule TO-C, dated August 27, 2007, filed by Acer Inc. and Galaxy Acquisition Corp.).*
(a)(5)(E)	Summary Advertisement published in the Wall Street Journal on September 4, 2007.*
(a)(5)(F)	Press release of Parent dated September 5, 2007 — Acer Commences Cash Tender Offer for Gateway, Gateway Announces Sales of Professional Business.*
(a)(5)(G)	Press release of Parent dated October 2, 2007 — Acer announces extension of Tender Offer for Gateway allowing the Committee on Foreign Investment in the U.S. to complete its review process.*
(a)(5)(H)	Letter dated October 2, 2007, from Parent to the Company stockholders.*
(a)(5)(I)	Press release of Parent dated October 11, 2007 — Acer successfully completes Tender Offer for Gateway.
(b)(1)	Commitment Letter for up to NTD 19.8 billion (USD 600 Million equivalent) loan facility, dated September 20, 2007, between Parent and Citibank, N.A., Tapei Branch.*
(d)(1)	Agreement and Plan of Merger, dated August 27, 2007, among Acer Inc., Galaxy Acquisition Corp. and Gateway, Inc.*
(d)(2)	Non-Disclosure Agreement, dated August 3, 2007, between Gateway, Inc. and Acer Inc.*
(d)(3)	Exclusivity Agreement, dated as of August 17, 2007, between Gateway, Inc. and Acer Inc.*
(d)(4)	Form of Tender and Support Agreement (attached as Exhibit B to Exhibit (d)(1) hereto).*
(d)(5)	Tender and Support Agreement, dated August 27, 2007, among Acer Inc., Galaxy Acquisition Corp. and Avalon Capital Group, LLC.*
(g)	None.
(h)	None.

*	Previously filed